SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number - CIK# 0001028277

As at December 3, 2002

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada   V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X....           Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:   /s/ Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary

Date:  December 2, 2002

* Print the name and title of the signing officer under his signature.

Anooraq Resources Corporation

1020-800 W Pender St.
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

EXCELLENT PGM-NICKEL-COPPER RESULTS CONTINUE FOR ANOORAQ

December 2, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture:ARQ; OTCBB:ARQRF) is pleased to announce more excellent assay results from core drilling on its Rietfontein property, 275 kilometres north of Johannesburg, South Africa.   The combination of very consistent grades of PGM, nickel, and copper over substantial widths at shallow depth indicates the discovery of a mineral deposit that is potentially amenable to large-scale, low cost open pit mining and processing to produce bulk concentrates for shipment to smelters. Rietfontein is part of Anooraq's extensive (39,000 ha) mineral tenure on the prolific northern limb of the Bushveld Complex.

The new Rietfontein PGM-Nickel-Copper discovery occurs within the Platreef, the main mineralized horizon on the northern limb.  African Minerals Ltd. is earning a 50% interest in Rietfontein by carrying out the drilling; part of an extensive multi-rig program that has been ongoing since January 2002 on the Rietfontein and adjacent Turfspruit farms.  Strongly mineralized Platreef horizon straddles the common boundary of the two farms.

Vertical core holes are being drilled at Rietfontein along a 1,650 metre southeast trending portion of the Platreef. Drill holes are typically spaced at 100 to 200 metre intervals along the strike length and up to 150 metres across the width of the Platreef (see plan map and sections on the Company web site).  Anooraq has released results from drill holes AR1 through AR25 (see November 4, 2002 news release).  African Minerals has now provided results from five new holes numbered AR26, 28, 30, 31 and 32.  Significant mineralized intervals for each of these new holes have been compiled by Anooraq and are shown in the attached Table of Rietfontein Assay Results.  Further results will be announced as they are received and compiled.

RIETFONTEIN ASSAY RESULTS

Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	IMV[2] $US/Tonne
AR026		18.54	105.92	87.38	286.7	0.60	0.22	0.17	25.77
AR026	Incl.	56.89	105.92	49.03	160.9	0.82	0.31	0.24	36.08
AR026		120.90	138.18	17.28	56.7	0.69	0.42	0.31	42.37
AR028		30.71	223.36	192.65	632.1	1.05	0.31	0.24	38.62
AR028	Incl.	187.30	223.36	36.06	118.3	1.82	0.32	0.33	51.20
AR030		47.04	50.05	3.01	9.9	0.94	0.50	0.32	52.16
AR030		53.84	103.51	49.67	163.0	0.90	0.33	0.31	39.42
AR030	Incl.	53.84	79.21	25.37	83.2	0.94	0.44	0.41	48.54
AR031		30.42	137.46	107.04	351.2	0.74	0.32	0.23	35.44
AR031	Incl.	49.32	122.16	72.84	239.0	0.84	0.37	0.26	40.48
AR032		31.70	118.84	87.14	285.9	1.00	0.19	0.12	28.15
AR032	Incl.	68.32	118.84	50.52	165.7	1.11	0.23	0.16	32.67
AR032		156.81	195.54	38.73	127.1	1.26	0.29	0.29	41.37
AR032	Incl.	184.38	195.54	11.16	36.6	1.57	0.47	0.44	60.10
1 PGM =	Platinum + Palladium + Gold
[2] IMV =

In-Situ Metal Value. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization.  These gross amounts do no take into consideration mining and processing costs and have no economic significance.  The gross in-situ dollar values have been calculated using the following commodity prices:  Pt $US 520/oz; Pd $US 360/oz; Au $US 310/oz; Ni $US 3.10/lb; Cu $US 0.75/lb.

For additional details on Anooraq and its Platreef Project, please visit the Company's website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.